Exhibit 1

Southwest Even Better. At Southwest, we rally together around the shared idea of always striving for better. For more than S3 years, we have made our mark .demonstrated what makes us unique, and. in doing so, have proven our value to our Shareholders and millions of Customers and Employees. We are proud of the consistent recognition we have receded throughout our history by peers and Industry Leaders alike. for Economy Class FORTUNE’S World’s Most NEWSWEEK’S Americas Best me by USA TODAY Customer Satisfaction, for the Admired Companies Award Customer Service Award Readers’ Choice third year running by J.D. (since 2009)1 (2024) Awards (2024) Power2 Elliott Advocacy NEWSWEE K’s America’s Most ELLIOTT ADVOCACY’S WALL STREET JOURNAL’S NEWSWEEK’s America’s Responsible Companies Readers’ Choice Award - Best Managed Companies Greatest Workplaces for Awa (2024) Aldine (domestic) (2024) Award (2023) Women (2023 NEWSWEEK’S America’s FREDDIE AWARDS Best VICTORY’S Military Friendly I ATI NO IE ADE RS Greatest Workplaces for Customer Service (Airline): Company Award (2023) MAGAZINE’S Best Companies Diversity (2023) Southwest Rapid Rewards’* to Work for Latinos Award (2023) (2023) SUSTAINABILITY,

ENVIRONMENTAL ACHIEVEMENT, AND LEADERSHIP (‘SEAL”) Business Award (2023) From Fortine, 02024 Fortune Media IP UmMed Al rights rcscfVDd. Used under icensc. Fortune Is a regktered toademark and Fortune World’s Most Adm red Companies’” Is a trademark of Fortine Media IP Limited and arc used under Uconsc. Fortune and Fortune Mecla IP Limited arc not anilated won. and do not endorse me products or services of Southwest Arlncs p] SoutrwiAcsi Airlines Co. received me hlgtKst score In the Economy Class sentient of twill Rower 2022 2024 North American Arinc Satisfaction Studies of passengers’ attraction with their aklne experience. Msltjdpcwcr.com^wards lor more details. Words from Industry Leaders, Analysts, and Supporters who know us well Confidence In Southwest Leadership & Strategy ‘Southwest has a very strong balance sheet and has had for many years _ a careful thought out strategy with the right leadership and board support _” Oscar Munoz, Former United Airlines CEO featured In Fortune on August 22, 2024 ‘_ no business stays the same In a 50-year plus operating history, and this evolution of how Southwest Is going to do business makes a lot of sense _’ Henry Harteveldt, Aviation Industry Analyst featured In the Chicago Tribune on July 25.2024 ‘We recently had the opportunity to visit with Bob Jordan (CEO), Tammy Romo (CFO), and Andrew Watterson (COO); we re walking away concluding that management Is about to make decisions that are quite consequential to Southwest and to the Industry. In short, LUV Is not yet done being an Industry disrupter.* Daniel McKenzie, Seaport Research Analyst featured In report released on June 26,2024 ‘I think the management team Is taking the right steps. They are being very proactive, and we don’t often see this from a management team.’ Sheila Kahyaogl u, Managing Director in Equity Research at Jefferies featured on CNBC’s Money Movers on September 2G 2024 ‘Although It Is hard to predict exactly how many shares the carrier could repurchase and when, the overall guide looks positive. and suggests that today’s management team remains In the driver’s seal’ Stephen Trent. Citigroup Inc. Analyst featured In Bloomberg on September 26, 2024

"I think the management team is taking the right steps… They are being very proactive, and we don't often see this from a management team."

Sheila Kahyaoglu, Managing Director in Equity Research at Jefferies featured on CNBC's Money Movers on September 26, 2024

"Although it is hard to predict exactly how many shares the carrier could repurchase and when, the overall guide looks positive, and suggests that today's management team remains in the driver's seat."

Stephen Trent, Citigroup Inc. Analyst featured in Bloomberg on September 26, 2024

"I believe changing the board structure and top leadership beyond what has been already announced, would be counterproductive and not in the best interest of shareholders."

Rakesh Gangwal, Southwest Airlines Director featured in Reuters on October 2, 2024

"To see a director who isn't a representative of a financial player, who is a highly respected aviation industry insider and expert, and who really understands the industry be willing to back up the truck and buy this much stock is either unprecedented or extremely rare… It's a signal to the market how much faith he has in Southwest and its prospects."

Keith Gottfried, CEO of Gottfried Shareholder Advisory LLC featured in The Deal on October 4, 2024

"Southwest is adopting major data-driven strategy changes that we agree with, including greater cabin segmentation with paid assigned and extra legroom seats, redeye flying, international partnerships, rationalized capex, and fleet monetization… The net cash balance sheet provides cushion and introduces shareholder return optionality."

Sheila Kahyaoglu, Managing Director in Equity Research at Jefferies, featured in Seeking Alpha on October 9, 2024

"We're not really sure that a management change would add a lot of value here, especially given the good relations that southwest management has with their with their employee base, which is not a given in this industry."

Tom Fitzgerald, TD Cowen VP of Equity Research featured in Yahoo Finance on October 14, 2024

Importance of Protecting the People & Culture “What’s also dear Is that If Elliott had Installed a new management team that wasn’t steeped In Southwest’s unique culture and lacked the Institutional knowledge. It would have taken much more time to come up with such a plan. And It’s hard to Imagine that El Hott’s team would have come up with radically different conclusions on how to prime the profit pump* Thomas Black, Author of Bloomberg Opinion piece published on September 26,2024 ‘One of the fears that some shareholders and certainly a community like Da Ilas, which Is the home to that company, fear Is a disruption of the culture and a change In a business that’s built around a service culture and a somewhat unique business modelIn a perfect world, you want them Io do everyth! ng In their power to retain that culture.’ B. Lane Carrick, Founder and Managing Director of Optima Mergers & Acquisitions featured In the Dallas Morning News on September 24,2024 *1 got to where I stopped questioning them [Southwest], because their results were so much better than anybody else’s- [Elliott Is] dlsmlssl ng something really Important the culture. Bringing In someone from outside ends It You break the chain. It’s done.’ Doug Parker, Former American Airlines CEO featured IntheWall Street Journal on June 14.2024 Permission to use quotes neither sought nor obtained